July 16, 2008

VIA U.S. MAIL

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan

Re:           Riviera Holdings Corporation

Definitive Proxy Statement on Schedule 14A
Filed April 4, 2008
File No.000-21430

Dear Mr. McTiernan:

We acknowledge receipt of the letter of comment dated July 2, 2008 from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Riviera Holdings Corporation (the “Company”) and provide the following supplemental response on its behalf.

Comment 1:

Incentive Compensation Program, page 17

We note your response to our prior comment number 1, which addresses disclosure of performance targets for future years.  We also note your statement that you believe disclosure of the EBITDA goals would cause competitive harm.  Please provided a more detailed analysis as to why disclosure of prior year EBITDA targets would cause competitive harm, or confirm to us that you will disclose your 2008 EBITDA goal targets in connection with your discussion of 2008 compensation amounts in the 2009 proxy statement. We note that at the time of such disclosure you will have already disclosed actual EBITDA.

July 16, 2008

We acknowledge your comment.  In order to enhance future disclosure, the Company confirms that it will disclose its 2008 EBITDA goal targets in connection with its discussion of 2008 compensation amounts in the Company’s 2009 proxy statement.

If you have any further comments, please do not hesitate to contact me.  I may be reached at (212) 451-2289.

Very truly yours,

/s/ Adam Finerman
Adam Finerman, Esq.

cc:           Tullio J. Marchionne
Secretary and General Counsel
Riviera Holdings Corporation